Exhibit 99.1

FOR IMMEDIATE RELEASE	December 3, 2013

Micromem Technologies Inc. Appoints New Director

Toronto, New York, December 3, 2013: Micromem Technologies Inc. (the “Company”) (CNSX: MRM, OTCBB: MMTIF) announces Craig Carlson has been appointed by the Board of Directors as an Independent Director. Mr. Carlson is Chief Executive Officer and Managing Director at The Carlson Group, an automotive technology and innovation consulting firm in Massachusetts, where he has worked since 2003. The organization focuses on automotive product development and innovation, intellectual property, electronic systems and safety related technologies. The Carlson Group also has extensive regulatory affairs experience at both the United States (CFR) and international levels. Mr. Carlson brings experience and insight into several of the markets that Micromem has been contracted to do work.

A copy of the slide show by Steve Van Fleet, Director of Business Development of the Company, and President of Micromem Applied Sensor Technologies Inc., presented at the Annual Meeting on the Products and Market Penetration, has been posted to the Company’s website. www.micromeminc.com.

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC BB: MMTIF, CNSX: MRM) company. MASTInc analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CNSX or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: NASD OTC-Bulletin Board - Symbol: MMTIF
                CNSX - Symbol: MRM
Shares issued: 158,891,425
SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023
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